Exhibit 12
Mariner Energy, Inc.
Statement regarding Computation of Ratio of Earnings to Fixed Charges
(unaudited)

	For the Years Ended December 31,
	2008	2007	2006	2005	2004
	(in thousands, except ratio)
(Loss) Income from continuing operations before fixed charges
(Loss) Income before taxes and minority interest	(436,748)	221,259	188,806	61,775	105,300
Add: Fixed charges less capitalized interest	57,657	55,699	39,064	8,339	6,217

(Loss) Income from continuing operations before fixed charges	(379,091)	276,958	227,870	70,114	111,517

Fixed Charges
Interest expense, net of capitalized interest	56,399	54,665	38,275	8,172	6,050
Add: Capitalized interest	9,651	474	1,528	703	434
Add: Estimated interest portion of rental expenditures	689	465	400	167	167
Add: Amortization of discounts	569	569	389	—	—

Total Fixed Charges	67,308	56,173	40,592	9,042	6,651

Ratio of earnings to fixed charges	(5.63)	4.93	5.61	7.75	16.77